ROCKWELL VENTURES INC.
PERIOD ENDED AUGUST 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

ROCKWELL VENTURES INC.
PERIOD ENDED AUGUST 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Rockwell Ventures Inc. ("Rockwell", or the "Company") for the period ended August 31, 2006.

This MD&A is prepared as of October 15, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Overview

Rockwell Ventures Inc. ("Rockwell" or the "Company") is engaged in the business of acquiring and exploring natural resource properties.

In June 2006, Rockwell entered into an Agreement-in-Principle to acquire interests and/or rights in four alluvial diamond properties in Southern Africa:

  Holpan/Klipdam Property in South Africa
  Wouterspan Property in South Africa
  Galputs Minerale Project in South Africa
  Kwango River Project in the Democratic Republic of Congo

The Company arranged a $6.0 million credit facility (of which $6.0 million was drawn on September 1, 2006) and completed a $9.5 million private placement of convertible promissory notes to initially fund the acquisition of the alluvial diamond properties. Subsequent to the end of the quarter in October 2006, Rockwell engaged a syndicate of agents for a “best efforts” private placement of $21 million of units at $0.50 per unit. The proceeds will be used to fund the acquisition, to discharge the convertible promissory notes, to carry out exploration and development, and for general working capital and corporate development purposes.

In conjunction with the acquisition, a new management team with extensive experience in alluvial diamond development and production has been assembled. Dr. John Bristow, Ph.D., has been appointed as President and Chief Operating Officer and Mr. David Copeland, P.Eng., as Chief Executive Officer of Rockwell. Mr. Hennie Van Wyk will assume the role of Operations Director, Mr. Jeffrey Brenner the position of Marketing and Sales Director, Mr. Jeremy Crozier, B.Sc., M.Sc., MBA, the role of New Projects Manager. Mr. Bristow and Mr. Brenner have also been appointed as Directors of the Company. Former President and CEO, Ronald Thiessen, will continue as a Director of the Company while Mr. Robert Dickinson and Mr. Gordon Fretwell have retired from the Board. Mr. Fretwell will continue as Secretary of the Company.

Rockwell also holds the Ricardo Property, a copper prospect in the Chuquicamata district of Chile. The Company is currently looking for new partners to advance exploration of the project.

ROCKWELL VENTURES INC.
PERIOD ENDED AUGUST 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Alluvial Diamond Properties

Agreements

In June 2006, Rockwell entered into an Agreement-in-Principle to acquire interests and/or rights in the Holpan/Klipdam Property, the Wouterspan Property and the Galputs Minerale Project in South Africa, and the Kwango River Project in the Democratic Republic of Congo. Pursuant to the Agreement-in-Principle, Rockwell will acquire (the “Acquisition”) all of the shares and shareholder loans in Durnpike Investments (Pty) Limited (“Durnpike”), a private South African company, from eight arm’s length vendors (the “Vendors”) for the consideration set forth below, payable in common shares of the Company (“Common Shares”) related to the closing price of the Common Shares on the TSX Venture Exchange on the specified dates described below.

Durnpike holds or is in the process of acquiring an interest and/or rights in four alluvial diamond properties, all situated in Southern Africa.

Closing of the Acquisition is expected to occur on or before December 31, 2006 (the “Closing Date”). On completion of the Acquisition, and subject to obtaining necessary regulatory approvals, the Company intends to obtain a secondary listing of its share capital on the Johannesburg Stock Exchange in South Africa (“The JSE Inward Listing”) (An inward listing is a South African term for a Company that is already listed on a stock exchange outside of the country and will not be seeking a listing in South Africa). In addition, the Company shall cause three of the Vendors to be appointed to its Board of Directors, of whom two Vendors, Dr. Bristow and Mr. Brenner, were appointed in August 2006.

Pursuant to the proposed Acquisition, Rockwell will:

(a)

acquire from the Vendors all of their shares and loans in Durnpike for ZAR34 million (US$4.6 million), payable in Common Shares on the earlier of (i) the date of The JSE Inward Listing; and (ii) within 9 months from signature of the Agreement-in-Principle, and thereby acquire Durnpike’s interests in the Holpan/Klipdam Operation, the Wouterspan Operation, the Galputs Project and the Kwango River Project; and

(b)

spend US$7 million on a feasibility study on the Kwango River Project by August 31, 2007. This deadline may be extended to February 29, 2008 at no cost and be further extended to December 31, 2008 by payment of US$1 million in Common Shares. If the Company wishes to retain the Kwango River Project following completion of the feasibility study, Rockwell must (i) pay to the Vendors an amount equal to 60% of the net present value of the Kwango River Project Valuation (as determined in terms of the feasibility study and subject to a minimum acquisition cost of US$13 million and a maximum acquisition cost of US$26 million), which payment shall be effected in Common Shares and (ii) commit to incur an additional amount of up to US$6 million in expenditures for development of the Kwango River Project within 16 months from the date of completion of the feasibility study; and

(c)

acquire Galputs Minerale (through a purchase of Virgilia Investments Inc.) for ZAR9 million (US$1.2 million), payable to the Vendors in Common Shares on the earlier of (i) the date of The JSE Inward Listing and (ii) within 9 months from signature of the Agreement-in-Principle. In the event that Rockwell has not obtained title to Virgilia by the Closing Date, it will pay the Vendors ZAR5.8 million (US$0.8 million) on the Closing Date in Common Shares and a further ZAR3.2 million (US$0.43 million) in Common Shares at the time of the transfer of title to Virgilia shares to Rockwell in due course.

ROCKWELL VENTURES INC.
PERIOD ENDED AUGUST 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

All Common Shares issued to the Vendors pursuant to the Acquisition will be held in escrow for at least 12 months from the date of issuance, provided that a limited portion of those escrowed Common Shares may be released to enable the Vendors to meet specified government regulatory obligations, and to extend the feasibility study on the Kwango River Project to December 31, 2008, if elected.

The Agreement-in-Principle is subject to provisions relating to due diligence, confidentiality, costs, public disclosure and the execution of a definitive agreement. The Acquisition is subject to certain conditions precedent, including completion of Durnpike’s acquisition of certain of the diamond properties and regulatory approvals. If agreements or conditions relating to the acquisition of one of the interests and/or rights in a mineral property are not finalized prior to the Closing Date, Rockwell may elect to proceed with the Acquisition by excluding such affected property.

Financings

$6.0 million credit facility

On August 21, the Company reached an agreement with Quest Capital Corp. (“Quest”) for a $6.0 million credit facility (the “Facility”). The Facility is payable out of the proceeds of any future debt or equity financing or disposition of any of the assets of the Company, other than in the ordinary course of business, and bears interest from March 1, 2007 at the rate of 18% per annum, calculated daily and compounded monthly, payable on the last business day of each month. The Facility, if not earlier converted, must be repaid on or before May 31, 2007. The Facility is secured by a first charge over all of the assets of the Company. In consideration for the Facility, Quest received 385,714 common shares of the Company. In addition, should the Facility remain outstanding on November 30, 2006, Quest will receive an additional number of common shares equal to 4.5% of the principal amount then outstanding divided by the average closing price of the common shares of the Company on the TSX Venture Exchange for the 10 trading days immediately preceding November 30, 2006. The facility may be repaid at any time, without penalty. Quest has the right to convert the facility to common shares if the Company completes an equity financing for $5.0 million or greater, at the greater of the price at which the financing is conducted less a 3% discount, subject to a minimum conversion price of $0.65 per share.

On September 1, 2006, subsequent to the end of the quarter, the Company borrowed $6.0 million under the Facility to facilitate the funding of Durnpike’s obligations in connection with the acquisition of 51% of the outstanding shares of Klipdam Diamond Mining Company Limited and HC Van Wyk Diamonds (Proprietary) Limited.

$9.5 million private placement of convertible promissory notes

In July 2006, the Company entered into agreements to complete a $9.5 million private placement of subordinated secured convertible promissory notes (the “Notes”). The Notes must be repaid on or before March 31, 2007 and have similar terms and conditions to the $6.0 million credit facility, including conversion rights. The Notes are subordinated to the Facility, and are secured by a charge over all of the assets of the Company. As consideration for the Notes, the noteholders received 678,571 common shares of the Company on closing and 1,055,555 common shares on September 30, 2006, or equal to five percent of the outstanding balance owed on the Notes divided by the average closing price of the Company's common shares on the Exchange for the five trading days immediately preceding such issue, less a 10% discount. In addition, should the Notes remain outstanding on March 31, 2007, noteholders will receive an additional number of common shares on the same terms.

ROCKWELL VENTURES INC.
PERIOD ENDED AUGUST 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

The proceeds of the Facility and Notes will be used to facilitate the acquisition of Durnpike and the funding of Durnpike’s obligations in connection with the acquisition of 51% of the outstanding shares of Klipdam Diamond Mining Company Limited and HC Van Wyk Diamonds (Proprietary) Limited.

$21 million private placement financing

In October 2006, Rockwell entered into an agreement with a syndicate of agents (the “Agents”) led by Westwind Partners Inc. and including Canaccord Adams, for a “best efforts” private placement of $21 million of units at $0.50 per unit (the “Offering”).

Each unit will consist of one common share (“Shares”) in the capital of the Company and one Share purchase warrant. Each warrant will entitle the holder to buy one Share in the capital of the Company at the exercise price of $0.60 during the first year from completion of the financing, or at an exercise price of $0.80 during the second year or at an exercise price of $1.00 during the third year. The third year term of the warrants is conditional upon Rockwell achieving Tier 1 status on the TSX Venture Exchange within the first two years.

Rockwell will use the net proceeds from the Offering to acquire the interests and/or rights as described in the June 30, 2006 press release issued by the Company (“Acquisition Transaction”) in four alluvial diamond properties in Southern Africa and the Democratic Republic of the Congo, to discharge interim indebtedness amounting to $9.5 million, to carry out exploration and development, and for general working capital and corporate development purposes.

Property Details

Holpan/Klipdam Property and Wouterspan Property, Northern Cap Province, South Africa

Ownership Summary

The Holpan/Klipdam property and the Wouterspan property, South Africa (“SA”), are indirectly owned by the H.C. Van Wyk Diamante Trust (“Van Wyk Trust”), a business trust registered in SA. Van Wyk Trust holds 99% of HC Van Wyk Diamonds (Pty) Ltd (“HCVW”), a private SA company (the remaining 1% owned by the Van Wyk Trust nominees), and 99% of Klipdam Mining Company Limited (“Klipdam”), an unlisted SA public company (the remaining 1% owned by the Van Wyk Trust nominees). HCVW and Klipdam, are collectively referred to as The Van Wyk Diamond Group of companies (“VWDG”). VWDG is an independent diamond producer that conducts diamond exploration and mining on the Holpan/Klipdam property, which VWDG owns, and also conducts contract mining on the Wouterspan Property, over which HCVW holds options to acquire title.

On July 7, 2006, Durnpike completed the acquisition of an initial 49% of the issued and outstanding shares of HCVW and 51% of the issued and outstanding shares of Klipdam (“The Acquisition Interest”). To acquire the Acquisition Interest, Durnpike paid the Van Wyk Trust ZAR50 million (US$6.8 million) on July 7, 2006 and will pay ZAR30 million (US$ 4.1 million) on July 7, 2007. Durnpike has an option to increase its shareholding in HCVW to a 51% control interest, upon obtaining necessary South African regulatory and corporate approvals, by subscribing for additional shares in HCVW in an amount of ZAR1 million (US$0.14 million) and obtaining the requisite corporate approvals for the introduction of a ZAR24 million (US$3.3 million) working capital loan into VWDG.

ROCKWELL VENTURES INC.
PERIOD ENDED AUGUST 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Rockwell also entered into an Exchange agreement with the Van Wyk Trust in terms by which it was granted a call option, and granted a corresponding put option to the Van Wyk Trust, to acquire an additional 23% of VWDG for ZAR60 million (US$8.2 million), payable in Common Shares. The Exchange shall become effective upon Rockwell having completed The JSE Inward Listing. The Company is currently in discussions with a Black Economic Empowerment company to acquire the remaining 26% interest in VWDG.

Technical Summary

The Holpan/Klipdam Property

The Holpan/Klipdam Property is located 45 km from Kimberley, South Africa. It consists of the adjacent Holpan 161 and Klipdam 157 farms, covering an area of 3,836 hectares.

The property hosts an extensive alluvial diamond deposit at which operations are underway. An estimate of the inferred resources as of March 2006 are 12,000,000 m3 of diamondiferous gravel with a grade of 1.16 carats/100 m3 and a mean value of US$848 per carat (as assessed from production records). RH De Decker, Pr. Sci. Nat., is the Qualified Person responsible for the resource estimate.

Alluvial operations are currently underway using a large fleet of new equipment. Approximately 159,000 cubic metres (m3) of gravel is moved per month, the majority of which is treated using a highly efficient, closed system Bateman Dense Media Separation Plant, commissioned in 2005, to extract diamonds.

The Wouterspan Property

The Wouterspan Property is located near Douglas, South Africa. It comprises portions, totalling 969.4 hectares, of the Lanyon Vale 376 farm.

The property hosts an extensive alluvial deposit with a large average stone size within the Rooikoppie and Primary gravel units. A drilling program in 2005 identified 4,481,000 m3 of Rooikoppie Gravel and 43,259,000 m3 of Primary Gravel. In trial mining operations, 2,868 carats of diamonds were recovered from 514,000 m3 of Primary and 24,000 m3 of Rooikoppie gravel.

A large fleet of new equipment was deployed at Wouterspan earlier this year. Operations are taking place on two portions of the property called the Farhom and Okapi farms. Diamonds of exceptional value have been recovered, including the discovery of a 157 carat stone that sold for approximately US$5.7 million at an official tender.

Kwango River Project, Democratic Republic of Congo

The Kwango River Project comprises approximately 109 square km within Exploitation Permit Number 331 (“PPE331”) held by Midamines SPRL (“Midamines”), a Democratic Republic of Congo company. Durnpike has an agreement with Midamines to manage and carry out exploration and mining on a portion of PPE331, as contractor for and on behalf of Midamines, and is entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area. PPE 331, issued in December 2003, is valid until January 2017 (and is renewable for a second term) and allows the holder to conduct exploration, develop and exploit the deposit as well as market the diamonds produced from the deposit according to local government requirements and the Kimberley process.

The Project encompasses over 75 km of river frontage and also extends across elevated, palaeo-river terraces. Alluvial diamond deposits occur as gravel assemblages within the modern Kwango River,

ROCKWELL VENTURES INC.
PERIOD ENDED AUGUST 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

underlying its banks and in the adjacent terraces. The river deposits are currently being mined using small dredges, and the river bank and terraces are being mined by small scale excavations. The Government Valuator in Kinshasa has valued parcels of diamonds from recent small scale mining on the property in the range of US$85 to US$110 per carat. The recoveries from both sources are 0.15 to 0.2 carats per 30 kg samples.

Galputs Minerale Project, Northern Cape Province, South Africa

The Galputs Minerale Project consists of the mining rights to the Galputs 104 farm on which diamondiferous gravels have been identified. The Project is indirectly owned by Virgilia Investments Inc (“Virgilia”), a British Virgin Islands corporation. Virgilia’s wholly-owned subsidiary, Galputs Minerale (Pty) Limited, a private SA company, holds mining rights to the Galputs Project. Durnpike has been conducting contract bulk sampling in preparation for contract mining operations on the Project.

Other Properties

Ricardo Property, Chile

The Company holds a 100% interest in the Ricardo Property, a copper prospect located within the Calama Mining District, Chile. The property is situated on the West Fissure Fault, a structural trend that hosts a number of porphyry copper deposits, including Corporación Nacional del Cobre de Chile’s (“Codelco”, Chile’s national mining company) Chuquicamata Mine. There are targets on the Ricardo property that have yet to be tested and the Company is seeking partners to continue exploration.

Market Trends

Copper prices continued to increase in 2005, averaging US$1.59/lb over the year. Copper prices remain strong, averaging US$2.99/lb to mid October 2006.

The rough diamond market was strong in 2005, with some softening at year end after prices peaked in the third quarter. Prices for polished stones increased, including large stones (>2 carats with better colour and quality) and smaller diamond segments. In 2006, diamond prices have shown general increases of 4-5% in the first three quarters, but softened in the latter part of the year as a consequence of increased debt levels in manufacturing centers and high energy prices, depressing discretionary spending in key markets such as the USA. Prices of larger solid diamonds continue to show solid gains on a year-over-year basis. According to a recent report, round polished diamonds—4 carats and 5 carats in size, and representing about 1% of the market by value—continue to post solid price gains, year-over-year. The continued price appreciation of large stones is significant in respect to the production mix from the projects being acquired in Kimberley area of South Africa, which comprises a significant component of large (+2 carats, including 10 carat) stones.

ROCKWELL VENTURES INC.
PERIOD ENDED AUGUST 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at May 31
Balance Sheets	2006	2005	2004
Current assets	$256,456	$580,530	$1,895,141
Mineral properties	1	46,857	46,857
Other assets	32,190	32,190	32,190
Total assets	288,647	659,577	1,974,188

Current liabilities	1,146,070	29,976	33,406
Shareholders’ equity (deficiency)	(857,423)	629,601	1,940,782
Total liabilities and shareholders’ equity	$288,647	$659,577	$1,974,188

	Years ended May 31
Operations	2006	2005	2004
Exploration	$307,390	$920,902	$525,619
Foreign exchange loss (gain)	(46,881)	3,105	(34,856)
Legal, accounting and audit	175,782	80,078	48,402
Office and administration	489,015	285,618	325,178
Property Investigations	399,006	–	–
Shareholder communications	32,130	19,896	16,987
Travel and conference	132,645	30,293	49,325
Transfer agent filings	20,843	22,795	33,139
Subtotal	1,509,930	1,362,687	963,794
Gain on sale of marketable securities	(56,585)	(6,138)	(9,645)
Interest income	(2,172)	(17,854)	(28,151)
Write-down of marketable securities	19,128	135,486	25,000
Write-down of mineral property interests	46,856	–	–
Subtotal	1,517,157	1,474,181	950,998
Stock-based compensation	83,516	11,513	445,020
Loss for the period	$1,600,673	$1,485,694	$1,396,018

Basic and diluted loss per common share	$(0.07)	$(0.06)	$(0.08)

Weighted average number of common shares outstanding	23,640,123	23,376,122	17,744,545

ROCKWELL VENTURES INC.
PERIOD ENDED AUGUST 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Minor differences are due to rounding.

	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31	Feb 28	Nov 30
	2006	2006	2006	2005	2005	2005	2005	2004
Current assets	$8,397	$257	$197	$205	$429	$581	$769	$1,505
Mineral properties	–	–	47	47	47	47	47	47
Other assets	32	32	32	32	32	32	32	32
Total assets	8,429	289	276	284	508	660	848	1,584

Current liabilities	9,599	1,146	446	128	33	30	–	17
Shareholders’ equity (deficiency)	(1,169)	(857)	(170)	156	475	630	848	1,567
Total liabilities and shareholders’
equity	8,429	289	276	284	508	660	848	1,584

Working capital (deficit)	(1,202)	(890)	(250)	77	396	551	769	1,488

Expenses
Foreign exchange	6	3	(54)	4	1	–	(42)	30
Financing fees	16	–	–	–	–	–	–	–
Legal, accounting and audit	215	118	32	19	6	37	17	24
Office and administration	297	227	134	62	66	59	100	65
Property investigation	–	139	87	147	26	–	–	–
Shareholder communications	40	11	9	11	1	1	14	4
Travel and conference	136	30	49	54	1	27	–	–
Transfer agent filings	45	3	12	5	1	1	17	4
Subtotal	755	531	269	302	102	125	106	127
Exploration	175	120	134	16	37	116	675	46
Subtotal	930	651	403	318	139	241	781	173
Gain on sale of marketable securities	–	–	(57)	–	–	–	(6)	–
Interest income	(2)	(1)	–	(1)	(1)	(2)	(3)	(7)
Accretion expense	345	–	–	–	–	–	–	–
Write-down of marketable securities	–	–	–	2	17	20	–	4
Write-down of mineral property
interests	–	47	–	–	–	–	–	–
Subtotal	1,273	697	346	319	155	259	772	170
Stock-based compensation	38	63	15	6	–	3	1	3
Loss for the period	$1,311	$760	$361	$325	$155	$262	$773	$173

Basic and diluted loss per share	$(0.05)	$(0.03)	$(0.02)	($0.01)	($0.01)	($0.01)	($0.03)	($0.01)

Weighted average number of common
shares outstanding (thousands)	24,191	23,675	23,658	23,614	23,614	23,555	23,437	23,308

ROCKWELL VENTURES INC.
PERIOD ENDED AUGUST 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

The Company had a net loss of $1,310,728 for the three month period ended August 31, 2006 compared to a net loss of $154,774 for the comparable period in the prior year. The increase in net loss during the quarter is primarily due to expenses related to the acquisition activities and accretion expenses on the convertible promissory notes.

Exploration expenses (excluding stock-based compensation) increased to $174,741 for the first quarter of fiscal 2007 compared to $36,737 for the first quarter of fiscal 2006. This increase is due to engineering activities of $85,160 and property assessment fees of $31,103 performed on the Holpan/Klipdam property and Kwango River Project.

Foreign exchange loss increased to $5,751 for the first quarter of fiscal 2007 compared to a foreign exchange loss of $502 for the same period in the previous year. Administrative costs for first quarter of fiscal 2007 increased to $296,592 in comparison to $66,047 incurred in for the first quarter of fiscal 2006, primarily due to increased consulting and salary expenses related to the evaluation of properties for acquisition and exploration.

Travel and conference expenses increased to $135,763 for the first quarter of fiscal 2007 in comparison to $777 incurred for the same period in the previous year, primarily due to the Company’s acquisition activities.

Legal, accounting and audit expenses for first quarter of fiscal 2007 increased to $215,358 in comparison to the $6,326 incurred in first quarter of fiscal 2006, primarily due to increased legal services rendered for the Company’s acquisition activities.

Stock-based compensation increased to $38,041 in the first quarter of fiscal 2007 from nil in the first quarter of fiscal 2006 due to an increase in the number of options granted during fiscal 2006.

Accretion expenses increased to $344,788 for the first quarter of fiscal 2007, compared to nil for the same period in the previous year due to the issuance of the convertible promissory notes during the quarter.

ROCKWELL VENTURES INC.
PERIOD ENDED AUGUST 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

At August 31, 2006, the Company had working capital deficit of $1,201,256 as compared to a deficit of $889,614 at May 31, 2006. The Company will have to raise additional funds to continue its operations or will have to curtail its operations.

As described in 1.2 Overview, the Company has arranged a $6.0 million credit facility and completed a $9.5 million private placement of convertible promissory notes to fund the acquisition of the alluvial diamond properties during the quarter. The Company drew on the $6.0 million credit facility on September 1, 2006.

The proceeds of the credit facility and convertible promissory notes will be used to facilitate the acquisition of Durnpike Investments (Proprietary) Limited ("Durnpike") and the funding of Durnpike’s obligations in connection with the acquisition of 51% of the outstanding shares of Klipdam Diamond Mining Company Limited and HC Van Wyk Diamonds (Proprietary) Limited.

In October 2006, the Company entered into an agreement with a syndicate of agents for a “best efforts” private placement of $21 million of units at $0.50 per unit (the “Offering”). Each unit will consist of one common share (“Shares”) of the Company and one Share purchase warrant. Each warrant will entitle the holder to buy one Share in the capital of the Company at the exercise price of $0.60 during the first year from completion of the financing, or at an exercise price of $0.80 during the second year or at an exercise price of $1.00 during the third year. The third year term of the warrants is conditional upon Rockwell achieving Tier 1 status on the TSX Venture Exchange within the first two years.

The Company has no other long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7	Capital Resources

The Company had no commitments for capital expenditures as of August 31, 2006.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

ROCKWELL VENTURES INC.
PERIOD ENDED AUGUST 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) is a private company owned by nine public companies, one of which is Rockwell. HDI carries out investor relations, geological, corporate development, administrative and other management services for, and incurs third party costs on behalf of the Company, on a full cost-recovery basis. Costs for services rendered by HDI to the Company increased to $391,430 for the first quarter of fiscal 2007 in comparison to $66,624 incurred for the same period in the previous year, largely due to an increase in property investigation activities provided by HDI in assessing new prospects for acquisition and exploration.

During the first quarter of fiscal year 2007, the Company paid $4,440 in comparison to $3,850 paid in the first quarter of fiscal 2006 to Euro-American Capital Corporation, a private company controlled by a director of the Company.

CEC Engineering Ltd. is a private company, owned by Mr. David Copeland, Chief Executive Officer and director of the Company, which provides engineering and project management services at market rates. The Company paid $45,333 for the services in the first quarter of fiscal 2007.

The Company paid and accrued $75,749 to Dr. John Bristow during the first quarter of the fiscal year 2007 for engineering and project management services at market rates.

In conjunction with the Agreement-in-Principle to acquire Durnpike Investments (Pty) Limited as described in 1.2 Overview, the Company shall cause three of the Vendors to be appointed to its Board of Directors, of whom two Vendors, Dr. Bristow and Mr. Brenner, were appointed in August 2006.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

As described in 1.2 Overview, the Company entered into an Agreement-in-Principle to acquire interests and/or rights in the Holpan/Klipdam Property, the Wouterspan Property and Galputs Minerale Project in South Africa, and the Kwango River Project in the Democratic Republic of Congo. Pursuant to the Agreement-in-Principle, Rockwell will acquire (the “Acquisition”) all of the shares and loans in Durnpike Investments (Pty) Limited (“Durnpike”), a private South African company, from eight arm’s length individuals (the “Vendors”).

Durnpike holds or is in the process of acquiring an interest and/or rights in four alluvial diamond properties, all situated in Southern Africa.

Closing of the Acquisition is expected to occur on or before December 31, 2006 (the “Closing Date”). The closing of the acquisition is subject to certain conditions precedent, including completion of Durnpike’s acquisition of certain of the diamond properties. On completion of the Acquisition, and subject to obtaining necessary regulatory approvals and execution of a definitive agreement, the Company intends to obtain a secondary listing of its share capital on the Johannesburg Stock Exchange in South Africa (“The JSE Inward Listing”).

ROCKWELL VENTURES INC.
PERIOD ENDED AUGUST 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.12	Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13	Changes in Accounting Policies including Initial Adoption

None.

1.14	Financial Instruments and Other Instruments

None.

1.15	Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers Without Significant Revenue

(a)     capitalized or expensed exploration and development costs;

The required disclosure is presented in the consolidated schedules of exploration expenses of the accompanying financial statements.

(b)     expensed research and development costs;

Not applicable.

(c)     deferred development costs;

Not applicable.

(d)     general and administration expenses;

The required disclosure is presented in the consolidated statements of operations.

(e)     any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

ROCKWELL VENTURES INC.
PERIOD ENDED AUGUST 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at October 15, 2006, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				25,815,450

Share purchase options	September 28, 2007	$ 0.40	112,917
	February 29, 2008	$ 0.42	210,000
	March 28, 2008	$ 0.50	150,000	472,917

1.15.3	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information. The Company’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures for the period ended August 31, 2006 and have found those disclosure controls and procedures to be adequate for the above purposes.

There have been no significant changes in the Company's disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.